UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13(D)-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

AMERCO
(Name of Issuer)

Common Stock, $0.25 par value per share
(Title of Class of Securities)

023586100
(CUSIP Number)

Laurence J. De Respino
2727 North Central Avenue
Phoenix, Arizona 85004
(602) 263-6788
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Edward J. Shoen
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 47
	8.	Shared Voting power 9,518,711(1)
	9.	Sole Dispositive Power 47
	10.	Shared Dispositive Power 9,518,711(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,518,758(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 48.5%(1)
14.	Type of Reporting Person IN

(1) See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Mark V. Shoen
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 36,584
	8.	Shared Voting power 9,518,711(2)
	9.	Sole Dispositive Power 36,584
	10.	Shared Dispositive Power 9,518,711(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,555,295(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 48.7%(2)
14.	Type of Reporting Person IN

(2) See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Foster Road LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 9,518,711(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,518,711(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,518,711(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 48.5%(3)
14.	Type of Reporting Person OO

(3) See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Willow Grove Holdings LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 9,518,711(4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,518,711(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,518,711(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 48.5%(4)
14.	Type of Reporting Person PN

(4) See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Blackwater Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 880,127(5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 880,127(5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 880,127(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%(5)
14.	Type of Reporting Person CO

(5) See Item 5 below.

CUSIP No. 023586100	SCHEDULE 13D

1.	Name of Reporting Person Clarendon Strategies, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 1,075,700(6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,075,700(6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,075,700(6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%(6)
14.	Type of Reporting Person OO

(6) See Item 5 below.

Introduction

This Amendment No. 12 (this “Amendment”) relates to the Schedule 13D filed on July 13, 2006, as amended by Amendment No. 1 filed on March 9, 2007, as amended by Amendment No. 2 filed on June 26, 2009, as amended by Amendment No. 3 filed on May 1, 2013, as amended by Amendment No. 4 filed on December 17, 2015, as amended by Amendment No. 5 filed on February 12, 2016, as amended by Amendment No. 6 filed on September 14, 2016, as amended by Amendment No. 7 filed on June 9, 2017, as amended by Amendment No. 8 filed on June 30, 2017, as amended by Amendment No. 9 filed on October 4, 2018, as amended by Amendment No. 10 filed on November 14, 2022 and as amended by Amendment No. 11 filed on November 18, 2022 (the “Schedule 13D”), which relates to a group now consisting of Edward J. Shoen, Mark V. Shoen, Foster Road LLC, Willow Grove Holdings LP, Blackwater Investments, Inc. and Clarendon Strategies, LLC, each individually and/or on behalf of the various entities as applicable (the “Reporting Persons”) with respect to the voting common stock, $0.25 par value per share (the “Common Stock”), of AMERCO (the “Company”).

 Item 3. Source and Amount of Funds or Other Consideration

As described in more detail below in Item 5(c), Clarendon purchased an aggregate of 472,550 shares of Common Stock in open market purchases for an aggregate purchase price of $28,279,742.78. The source of funds used in connection with the purchase of these shares of Common Stock was the working capital of Clarendon and its affiliates.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As set forth below, each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock and Non-Voting Common Stock of the Company individually and as a group and each of the Reporting Persons maintains such sole or shared voting power as applicable. Each of the Reporting Persons continues to maintain sole dispositive power in respect of the shares beneficially owned individually by such Reporting Person. As of November 4, 2022, there were 19,607,788 shares of Common Stock outstanding, and as of November 10, 2022, there were 176,470,092 shares of Non-Voting Common Stock outstanding, each of which is used as the basis for calculating percentages.

Willow Grove is the record holder of 7,562,884 shares of Common Stock and 68,065,956 shares of Non-Voting Common Stock. Foster Road, which is owned and controlled by various trusts associated with Mark V. Shoen and Edward J. Shoen, owns a 0.1% general partner interest in Willow Grove. The managers of Foster Road are Stuart Shoen and Mark V. Shoen. The trustees of the trusts and managers of Foster Road may be deemed to share beneficial ownership of the securities held of record by Willow Grove. Each of them disclaims beneficial ownership of any such securities except to the extent of such persons pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of such securities for purposes of Section 13(d) or Section 13(g) of the Act or for any other purposes.

Blackwater is a wholly-owned subsidiary of Willow Grove and is the record holder of 880,127 shares of Common Stock and 7,921,143 shares of Non-Voting Common Stock. Mark V. Shoen is the president and sole director of Blackwater.

Clarendon is also a wholly-owned subsidiary of Willow Grove and is the record holder of 1,075,700 shares of Common Stock. Mark V. Shoen is the president and manager of Clarendon. By virtue of Willow Grove’s ownership of Clarendon and Blackwater, Willow Grove Holdings LP and Foster Road LLC are deemed to be indirect owners of shares of Common Stock and Non-Voting Common Stock held by Clarendon and Blackwater. Accordingly, Willow Grove Holdings LP and Foster Road LLC directly and indirectly own 9,518,711 shares of Common Stock, approximately 48.5% of the Common Stock outstanding and 75,987,099 shares of Non-Voting Common Stock, approximately 43.1% of the Non-Voting Common Stock outstanding.

Edward J. Shoen:

Individually – is the record holder of 32 shares of Common Stock and 288 shares of Non-Voting Common Stock, the beneficial owner of 15 shares of Common Stock and 136 shares of Non-Voting Common Stock held by an ESOP Trust Fund, and is the beneficiary of 25,106 shares of Common Stock and 225,954 shares of Non-Voting Common Stock held by the EJS-028 Trust, but does not have voting or dispositive control the shares held by EJS-028 Trust.

Group – has a direct or indirect beneficial interest in 9,518,758 and 76,213,477 shares of Common Stock and Non-Voting Common Stock, respectively, approximately 48.5% and 43.2%, respectively of the Common Stock and Non-Voting Common Stock outstanding.

Mark V. Shoen:

Individually—is the trustee and beneficiary along with his spouse of 6,707 shares of Common Stock and 60,363 shares of Non-Voting Common Stock held by the Shoen Family Revocable Trust, and has voting and dispositive control over such shares. He is also the beneficial owner of 4,771 shares of Common Stock and 42,931 shares of Non-Voting Common Stock held by an ESOP Trust Fund. He is the trustee of 25,106 shares of Common Stock and 225,954 shares of Non-Voting Common Stock held by the EJS-028 Trust and has voting and dispositive control over such shares.

Group – has a direct or indirect beneficial interest in 9,555,295 and 76,316,347 shares of Common Stock and Non-Voting Common Stock, respectively, approximately 48.7% and 43.2%, respectively of the Common Stock and Non-Voting Common Stock outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the shares owned by the other Reporting Persons. The filing of this Schedule 13D/A shall not be deemed an admission that any of the Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares reported herein that he or it does not directly own.

(c) Clarendon purchased an aggregate of 472,550 shares of Common Stock in open market purchases for an aggregate purchase price of $28,279,742.78, as follows:

Purchase Date	Number of Shares Purchased	Price Per Share
11/28/2022	92,295	$58.859 (1)
11/28/2022	228,555	$59.283 (1)
11/29/2022	200	$59.990
11/29/2022	78,233	$60.514 (2)
11/29/2022	51,567	$61.311 (2)
11/30/2022	20,800	$61.878 (3)
11/30/2022	900	$62.000

(1) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from (a) with respect to the weighted average price of $58.859: $58.54 to $58.995, inclusive and (b) with respect to the weighted average price of $59.283: $59.000 to $59.68, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (1).

(2) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from (a) with respect to the weighted average price of $60.514: $60.000 to $60.99, inclusive and (b) with respect to the weighted average price of $61.311: $61.000 to $61.56, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (2).

(3) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $61.625 to $61.995, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (3).

(d) None.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit

99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on October 4, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2022

/s/ Edward J. Shoen
Edward J. Shoen

/s/ Mark V. Shoen
Mark V. Shoen

Willow Grove Holdings LP

By:	Foster Road LLC, its General Partner

	By:	/s/ Mark V. Shoen
Mark V. Shoen, Manager

	By:	/s/ Stuart Shoen
Stuart Shoen, Manager

Foster Road LLC

By:	/s/ Mark V. Shoen
Mark V. Shoen, Manager

By:	/s/ Stuart Shoen
Stuart Shoen, Manager

Blackwater Investments, Inc.

/s/ Mark V. Shoen
Mark V. Shoen, President

Clarendon Strategies, LLC

By:	/s/ Mark V. Shoen
Mark V. Shoen, Manager

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the managers of Foster Road LLC and Clarendon Strategies, LLC and the officers and directors of Blackwater Investments, Inc. are set forth below. Unless otherwise noted, the business address of each individual is 207 East Clarendon Avenue, Phoenix, AZ 85012.

Managers of Foster Road LLC

Name	Present Principal Occupation	Citizenship
Mark V. Shoen	Manager of Foster Road LLC, President, Treasurer and Director of Blackwater Investments, Inc. and President and Manager of Clarendon Strategies, LLC	United States
Stuart Shoen	Manager of Foster Road LLC	United States

Officers and Directors of Blackwater Investments, Inc.

Name	Present Principal Occupation	Citizenship
Mark V. Shoen	Manager of Foster Road LLC, President, Treasurer and Director of Blackwater Investments, Inc. and Manager of Clarendon Strategies, LLC	United States

Clarendon Strategies, LLC

Name	Present Principal Occupation	Citizenship
Mark V. Shoen	Manager of Foster Road LLC, President, Treasurer and Director of Blackwater Investments, Inc. and President and Manager of Clarendon Strategies, LLC	United States